ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com



SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 16 2006
WASH. D.C.
213
SECTION

June 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release dated May 4, 2006 – Increase to Quarterly Dividend and Special Dividend of 25 cents Per Share
- Report of Voting Results
- Cover letter detailing error corrections to the 2005 MD&A, Financial Statements and AIF previously filed.
- Consolidated Financial Statements for year ended December 31, 2005 (Amended)
- Annual Information Form 2005
- MD&A for the year Ended December 31, 2005
- Press release dated May 12, 2006 – Canadian Utilities Limited Considering Strategic Alternatives for Midstream Assets
- Press release dated May 12, 2006 – Normal Course Issuer Bid
- Notice of Intention to make a Normal Course Issuer Bid
- Report Pursuant to Section 189.1.3 of the Securities Regulation (QC) – Pursuant to a normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,



Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FILE NO. 82-34744

For Immediate Release
May 4, 2006

Canadian Utilities Limited Announces Increase to Quarterly Dividend and Special Dividend of 25 cents Per Share

CALGARY, Alberta – Canadian Utilities Limited announced that its Board of Directors has approved an increase to its regular third quarter dividend to 29.0 cents per share. The board also approved a Special Dividend of 25.0 cents per share. Both the regular third quarter dividend of 29.0 cents per share and the Special Dividend of 25.0 cents per share will be paid on September 01, 2006, to shareholders of record on August 09, 2006.

The Corporation is paying the Special Dividend to the owners of Class A and Class B shares to allow share owners to participate in the proceeds of previous asset sales. Nancy C. Southern, President and Chief Executive Officer said "After careful consideration of Canadian Utilities' current capitalization and cash situation, the Corporation felt that the payment of the Special Dividend allows the share owners to benefit from the proceeds of previous dispositions of non-core assets while at the same time retaining sufficient cash balances to fund current and future growth opportunities." Canadian Utilities' longstanding strategic goal of monetizing under-performing assets resulted in the 2002 sale of the ATCO Gas Viking-Kinsella natural gas producing properties and the 2004 sale by ATCO Gas and ATCO Electric of their retail energy supply businesses. Based on approximately 126.9 million shares currently outstanding, the Special Dividend will total approximately $31.7 million.

The regular third quarter dividend of 29.0 cents per Class A non-voting and Class B common share is a 1.8% increase over the 28.5 cents paid in the previous two quarters and a 5.5% increase over the 27.5 cents paid in each of the four quarters in 2005. This is the second increase in the 2006 quarterly dividend announced in 2006 and Canadian Utilities Limited has increased its annual common share dividend each year since its inception as a holding company in 1972.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

CANADIAN UTILITIES LIMITED

1400, 909 –11th Avenue S.W., Calgary, Alberta T2R 1N6
Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34744


SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2006
WASH. D.C.
213
SECTION

Annual Meeting of Shareholders

May 4, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

	Business of the Meeting	Outcome of Vote
1.	The election of the following twelve directors for a term expiring not later than the next annual meeting of shareholders: R. T. Booth W. L. Britton L. M. Charlton B. P. Drummond B. K. French L. A. Heathcott H. M. Neldner M. R. P. Rayfield J. W. Simpson N. C. Southern R. D. Southern C. W. Wilson	Carried
2.	The appointment of PricewaterhouseCoopers LLP as auditor of Canadian Utilities Limited to hold office until the next annual meeting of shareholders.	Carried

[P. Spruin]
P. Spruin
Corporate Secretary

ATCO
GROUP

May 10, 2006

VIA SEDAR

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Filings

Ladies and Gentlemen:

Re: Canadian Utilities Limited (the "Corporation")
2005 Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") – SEDAR Project No. 00892640

2005 Consolidated Financial Statements and Notes to Financial Statements ("Financial Statements") – SEDAR Project No. 00892655

2005 Annual Information Form ("AIF") – SEDAR Project No. 00892644

This is a supplemental filing to the above referenced documents filed on February 22, 2006.

1. The MD&A as filed contained the following error:
   - In the Outstanding Share Data section (page 20, paragraph 3, sentence 3), the reference to the number of shares owned by the controlling shareholder, upon which owners of Class A shares are entitled to exchange their shares was indicated to be 20,000,000, but should be 10,000,000.

2. The Financial Statements contained the following error:
   - In Note 14, (page 25, share owner rights section, paragraph 2, sentence 3), the reference to the number of shares owned by the controlling shareholder upon which owners of Class A shares are entitled to exchange their shares was indicated to be 20,000,000, but should be 10,000,000.

3. The AIF contained the following error:
   - In the Class A Shares and Class B Shares section (page 22, paragraph 2, sentence 3), the reference to the number of shares owned by the controlling shareholder upon which owners of Class A shares are entitled to exchange their shares was indicated to be 20,000,000, but should be 10,000,000.

These figures have been corrected in the enclosed revised MD&A, Financial Statements and AIF.

On the basis of the foregoing, the version of the MD&A, Financial Statements and AIF filed on February 22, 2006 should be disregarded and the enclosed versions should be taken as the Corporation's MD&A, Financial Statements and AIF for the year ended December 31, 2005.

We trust this is satisfactory; please contact the undersigned if you require additional information.

Yours Truly,
CANADIAN UTILITIES LIMITED



Paul G. Wright
Vice President, Finance and Controller
cc: The securities regulatory authority in each of the other provinces of Canada.

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2006
WASH, D.C.
213

May 12, 2006

Canadian Utilities Limited Considering Strategic Alternatives for Midstream Assets

CALGARY, Alberta – Canadian Utilities Limited (the "Corporation") announced that it has determined to undertake an examination of strategic alternatives available for its gas gathering & processing and natural gas liquids midstream business, with the objectives of facilitating future growth opportunities and enhancing shareholder value.

The Board of Directors and management of Canadian Utilities Limited intend to identify, examine and consider the alternatives available to Canadian Utilities for its midstream assets, which include, but are not limited to, a reorganization into a business trust or newly-created company, a sale to a third party or the continued operation under the current corporate structure. The Corporation has retained accounting, legal, financial and tax advisors to assist it in identifying and assessing alternatives. The Board of Directors of the Corporation has not made a decision on any particular alternative and there can be no assurance that the Board of Directors will determine to pursue any particular transaction.

Canadian Utilities Limited is part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities limited can be found on its website, www.canadian-utilities.com.

For further information, please contact:
K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

Certain statements contained in this press release include statements relating to matters that are not historical facts. Such statements are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Canadian Utilities Limited to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.



Release
CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
May 12, 2006

Canadian Utilities Limited Normal Course Issuer Bid

Canadian Utilities Limited (the "Corporation") has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds.

On May 1, 2006, 82,919,486 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 23, 2006 and ending on May 22, 2007, the Corporation may acquire up to 4,145,974 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 1, 2006. If market conditions permit, the directors of the Corporation presently anticipate that the Corporation will acquire up to 4,145,974 Class A Shares, which represents the full 5% of the Class A Shares outstanding as at May 1, 2006 that may be purchased pursuant to the Notice.

Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation has purchased 225,100 Class A Shares at an average trading price of $38.53 during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2005 and expires on May 19, 2006. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit,

[more]

permit, the Corporation intends to purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2006.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

FILE NO. 82-34744


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2006
WASH, D.C.
213

CANADIAN UTILITIES LIMITED

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that Canadian Utilities Limited (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares (the "Class A Shares") on the terms set forth in this Notice. The issued and outstanding Class A Shares are listed on the Exchange under the trading symbol "CU.NV".

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited is the parent of a group of subsidiaries engaged in electric power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution; and site services and facilities management.

The principal business office of the Corporation is located at 1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

SHARES SOUGHT

On May 1, 2006, there were 82,919,486 Class A Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 22, 2007 the Corporation may acquire up to 4,145,974 Class A Shares, being 5% of the Class A Shares outstanding as at May 1, 2006. If market conditions permit, the directors of the Corporation presently anticipate that the Corporation will acquire up to 4,145,974 Class A Shares, which represents the full 5% of the Class A Shares outstanding on May 1, 2006 that may be purchased pursuant to this Notice.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class A Shares are non-voting shares and the Class B common shares of the Corporation (the "Class B Shares") carry one vote per share in all circumstances. Each Class B Share may be converted to one Class A Share at the shareholder's option.

If a take-over bid is made for the Class B Shares which would result in the offeror owning more than 50% of the outstanding Class B Shares and which would constitute a change in control of the Corporation, holders of Class A Shares are entitled, for the duration of the bid, to exchange their Class A Shares for Class B Shares and to tender such Class B shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of the Class A Shares are entitled to exchange their shares for Class B Shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B Shares of the Corporation. In either case, each Class A Share is exchangeable for one Class B Share, subject to changes in the exchange ratio for certain events, such as a stock split or rights offering. The Class A and Class B Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class A Shares pursuant to this Notice on May 23, 2006. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 22, 2007 or on such earlier date as the maximum number of Class A Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class A Shares pursuant to this Notice will be effected through the facilities of the Exchange. The Corporation does not presently intend to purchase Class A Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class A Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class A Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class A Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class A Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class A Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class A Shares and by its belief that the purchase of Class A Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class A Shares and Class B Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class A Shares. There are no outstanding stock options to purchase Class B Shares and, accordingly, there will be no corresponding dilution to Class B Shareholders, within their class, resulting from the exercise of stock options to purchase Class A Shares. Class B Shareholders wishing to participate in the normal course issuer bid may convert their Class B Shares into Class A Shares pursuant to the terms of the Class B Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 225,100 Class A Shares at an average trading price of $38.53 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2005 and expires on May 19, 2006. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2006.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class A Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, a senior officer of the Corporation duly authorized by the Corporation's board of directors, certifies that this Notice is complete and accurate and in compliance with Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 12th day of May, 2006.

Per: *[signed K.M. Watson]*
K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer


RECEIVED
JUN 1 6 2006
213
SECTION
PROCESSING

CANADIAN UTILITIES LIMITED
(the "Corporation")

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)

1. **Name and Address of Offeree Corporation**

Canadian Utilities Limited
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. **Name and Address of Offeror**

Canadian Utilities Limited
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. **Designation of Securities Subject to the Bid**

Canadian Utilities Limited (the "Corporation") has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. **Date of the Bid**

The Corporation is eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 23, 2006 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 12, 2006.

5. **Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror**

The Corporation is eligible to acquire up to 4,145,974 Class A Shares during the 12 month period commencing May 23, 2006 and ending on May 22, 2007.

6. **Value of Consideration Offered for Security**

The closing price of the Class A Shares on the Exchange on May 12, 2006 (being the last trading day prior to the date of this Notice) was $38.73.

7. Fee Payable In Respect of the Bid

0.02% x 25% x 4,145,974 x $38.73 = $8,028.68

Dated at Calgary, Alberta this 15th day of May, 2006.

CANADIAN UTILITIES LIMITED

Signed: *(signed) "P.G. Wright"*
P.G. Wright
Vice President, Finance
& Controller